January 7, 2014

Writer’s Direct Number:
011-52-461-618-3555

Writer’s Email Address:
daniel.salazar.ferrer@bachoco.net

BY EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Fax: (202) 772-9202

Industrias Bachoco, S.A.B. de C.V.,

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-33030

Dear Ms. Cvrkel:

Industrias Bachoco, S.A.B. de C.V., (the “Company” or “we”) has received a comment letter dated December 23, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2012. Pursuant to your phone conversation today with our counsel, Shearman & Sterling LLP, we hereby advise the Staff that the Company will submit a response to the Staff’s letter no later than January 17, 2014.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-52-461-618-3555 or our counsel at Shearman & Sterling LLP, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Daniel Salazar Ferrer

Daniel Salazar Ferrer

cc:	Rodolfo Ramos Arvizu- Chief Executive Officer – Industrias Bachoco, S.A.B. de C.V.

Antonia E. Stolper – Shearman & Sterling LLP